

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2015

<u>Via E-mail</u>
Grant Isaac
Senior Vice-President and Chief Financial Officer
Cameco Corporation
2121 - 11th Street West
Saskatoon, Saskatchewan, Canada
S7M 1J3

      Re: **Cameco Corporation**
               Form 40-F for Fiscal Year Ended December 31, 2014
               Filed March 6, 2015
               File No. 001-14228

Dear Mr. Isaac:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director